                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1994


         For the fiscal year ended December 31, 1995

         Commission File Number 1-2227

         A.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  Retirement Thrift Plan

         B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:



                         CROWN CORK & SEAL COMPANY, INC.
                                9300 ASHTON ROAD
                             PHILADELPHIA, PA 19136

                                      INDEX

                                                                       Pages

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . .           3

Report Of Independent Accountants . . . . . . . . . . . . . . .          6

Audited Plan Financial Statements And Schedules Prepared In
Accordance With The Financial Reporting Requirements Of ERISA .        7 to 13

Exhibit 23 - Consent Of Independent Accountants . . . . . . . .          14

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                             Crown Cork & Seal Company, Inc.
                                             Retirement Thrift Plan



Date: June 26, 1996                          By: /s/ James T. Malec
                                                ______________________________
                                                James T. Malec
                                                Member, Benefit Plan Committee

Crown Cork & Seal
Company, Inc.
Retirement Thrift Plan
Financial Statements
and Supplemental Information
December 31, 1995

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Financial Statements and Supplemental Information
December 31, 1995
- --------------------------------------------------------------------------------


                                                                     Page(s)

Report of Independent Accountants                                      1

Statement of Net Assets Available for Plan Benefits                    2

Statement of Changes in Net Assets Available for
   Plan Benefits, with Fund Information                                3

Notes to Financial Statements                                        4 - 6


Schedule I - Schedule of Assets Held for Investment
   Purposes at December 31, 1995                                       7

Schedule II - Schedule of Reportable Transactions
  (Transaction or Series  of Transactions)
   for the Year Ended December 31, 1995
   in Excess of 5% of Plan Assets                                      8






Note: Other ERISA schedules are not presented because they are not applicable.

                       Report of Independent Accountants




To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits, present fairly, in all material respects, the net assets available for plan benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 7, 1996

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Net Assets Available for Plan Benefits
For the Years Ended December 31, 1995 and 1994
- --------------------------------------------------------------------------------


                                                   1995               1994

Investments at fair value:
  Company stock fund *                         $ 1,488,192         $ 1,022,161
  Fixed Income Fund:
    Travelers Guaranteed
      Investment Contract *                      5,286,738           6,290,947
    John Hancock Mutual Life
      Guaranteed Investment Contract *           1,223,633
    Vanguard Money Market Prime (30)                   472
  Vanguard:
    Balanced Index Fund                            580,624             287,590
    Explorer Fund                                  486,222             157,872
    Index 500 Fund *                             3,906,007           1,861,786
    International Growth Fund                      322,102             147,083
    Total Bond Market Fund                         150,741              36,989
                                               -----------         -----------
    Total investments                           13,444,731           9,804,428
Employer contributions receivable                   20,168              68,763
Employee contributions receivable                  236,416             250,908
                                               -----------         -----------
Net assets available for plan benefits         $13,701,315         $10,124,099
                                               ===========         ===========








* Represents more than 5% of net assets available for plan benefits at December 31, 1995.

The accompanying notes are an integral part of these financial statements.



Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Statement of Changes in Net Assets Available for Plan Benefits,
with Fund Information
For the Year Ended December 31, 1995
- --------------------------------------------------------------------------------


                                                                         Fund Information
                                   ---------------------------------------------------------------------------------------------
                                                                             Vanguard
                                                          ----------------------------------------------------------
                                   Fixed      Company     Balanced                         International  Total Bond
                                  Income       Stock       Index    Explorer    Index 500      Growth       Market
                                   Fund        Fund        Fund       Fund        Fund          Fund        Fund        Total
                                ----------   ---------   --------   --------    ---------     --------   ----------     -----


Income:
Contributions
   Employer                      $229,599     $190,156     $9,583     $8,760     $128,030      $10,563      $6,816      $583,507
   Participants                 1,160,194      340,832     87,770    137,657    1,058,206      121,318      57,080     2,963,057
Investment income                 330,144                  19,373     37,727       82,112        8,222       4,374       481,952
Net appreciation                                96,952     75,093     17,525      778,040       18,477       5,741       991,828
Expenses:
Distributions to
   participants                (1,033,981)    (166,357)   (74,343)  (109,934)    (289,897)     (79,958)    (35,181)   (1,789,651)
Administrative expense            (15,975)      (4,805)    (1,083)    (1,012)      (7,388)        (701)       (364)      (31,328)
Interfund transfers in/(out)     (619,105)      (7,494)   147,341    201,780      213,665       63,687         126
Transfers from other plans        147,935            9     26,686     28,764       74,495       25,186      74,776       377,851
                               ----------      -------   --------   --------   ----------    ---------   ---------   -----------
Increase in net assets            198,811      449,293    290,420    321,267    2,037,263      166,794     113,368     3,577,216
Net assets available for plan
   benefits:
   Beginning of year            6,402,371    1,071,247    301,030    182,173    1,956,483      167,128      43,667    10,124,099
                               ----------   ----------   --------   --------   ----------     --------    --------   -----------
   End of Year                 $6,601,182   $1,520,540   $591,450   $503,440   $3,993,746     $333,922    $157,035   $13,701,315
                               ==========   ==========   ========   ========   ==========     ========    ========   ===========


The accompanying notes are an integral part of these financial statements.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


1.   Summary of Significant Accounting Policies

     The Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") was initiated in 1992 and maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investment income earned, but not received, is accrued. The assets of the Plan, with the exception of the Fixed Income Fund, are stated at fair value. The Fixed Income Fund guaranteed investment contracts (GICs) are stated at contract value because they are fully benefit responsive. Investments in securities listed on a national exchange are valued on the basis of year-end closing prices.

2.   Description of Plan

     General. The following provides a general description of the Plan. Partic-ipants should refer to their summary plan description for more detail.

     The Plan is a voluntary defined contribution plan which is designed to provide a convenient method by which eligible employees may save regularly through salary elections. Participation in the Plan is determined by agreement among recognized collective bargaining units and Crown Cork & Seal Company, Inc. (the "Company") or as otherwise agreed upon between the Company and non-organized hourly employees. The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed Vanguard Fiduciary Trust Company to serve as the trustee of the Plan.

     The Plan provides certain employees the opportunity to purchase Company stock at a purchase price equal to the closing price on the day of deposit.

     Investments. The following investment funds have been established for the investment of employee savings and company contributions. The nature of the investments maintained in each fund is described below:

     Fixed Income Fund  Guaranteed insurance contracts with Travelers Insurance
                        Company ("Travelers") and John Hancock Mutual Life Insurance Company ("John Hancock") which provide for the return of principal in full plus the payment of interest at certain minimum annual interest rates through 1998. Fund also includes monies invested in Vanguard's short-term money market account.

     Company Stock Fund Invests primarily in shares of Crown Cork & Seal common stock.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


     Vanguard Funds    Balanced Index Fund  -  invests
                       primarily in a portfolio of common  stocks
                       and   bonds   attempting   to  match   the
                       investment  performance  of  the  Wilshire
                       5000   Index  and  the   Lehman   Brothers
                       Aggregate Bond Index.

                       Explorer Fund - seeks to provide long-term
                       growth in capital  investing  primarily in
                       equity   securities  of  small   companies
                       deemed to have favorable prospects for growth in market value.

                       Index 500 Fund - seeks to match the investment performance of the Standard &
                       Poor's 500 Composite Stock Price Index, an index emphasizing large-cap stocks.

                       International   Growth  Fund  -  seeks  to
                       provide long-term capital appreciation by investing primarily in equity securities of companies based outside of the United States.

                       Total  Bond  Market  Fund - seeks to match
                       the   investment   performance  of  Lehman
                       Brothers  Aggregate  Bond  Index,  a broad
                       market  weighted  index which  encompasses
                       U.S.   Treasury  and  agency   securities,
                       corporate investments, graded bonds and mortgage backed securities.

     Contributions. Participants may elect to make basic and supplemental contributions (where permitted) each pay period and basic contributions may be matched by the Company at various rates. Supplemental contributions (where permitted) are not matched by the Company. Certain participants receive fixed contributions from the Company at varying rates. Company contributions vest to the participant at various rates as required by the Tax Reform Act of 1986. Upon retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant automatically becomes fully vested in the Company contributions.

     Any forfeitures arising under the Plan are used to reduce the Company's required contributions.

     Distributions. Distributions to participants are generally paid only in a lump sum. Certain participants have the option of being paid in a lump sum or through monthly annuity installments.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Notes to Financial Statements
December 31, 1995
- --------------------------------------------------------------------------------


     Changes to or Termination of the Plan. The Company reserves the right to amend or modify any of the provisions of the Plan in any respect retroactively in order to qualify or maintain the Plan and the fund as a plan and trust meeting the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) or any other applicable legislation. The Plan is subject to the provisions of ERISA.

     Subject to contractual obligations, the Company may discontinue all contributions under the Plan or terminate the Plan at its discretion. If contributions are discontinued or if the Plan is terminated, participant accounts shall become fully vested and all Plan assets will be used to provide the benefits payable to participants and their beneficiaries.

     Plan mergers. Effective September 1, 1995, the net assets of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan for Hourly Employees at the Arden Plant No. 11 of $377,851 were merged into the Retirement Thrift Plan.

3.   Tax Status of the Plan

     The Plan was amended and restated, effective January 1, 1994, to comply with all provisions of the Internal Revenue Code (IRC) and ERISA. The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA.

     The Company has received a favorable determination letter for the Plan from the Internal Revenue Service (IRS) and accordingly, the Plan is not subject to federal or local income taxes.

                                                                    Schedule I


Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Item 27a - Schedule of Assets Held for Investment Purposes
at December 31, 1995
- --------------------------------------------------------------------------------


                                                                      Current/
              Description               Number of Shares    Cost    Fair Value

Travelers:
  Fixed Income Fund
   Contract #GR-12265 - 6.45%, 7/1/98                    $5,286,738  $5,286,738*
John Hancock Mutual Life:
  Fixed Income Fund
   Contract # 7740 GAC - 7.75%, 6/30/98                   1,223,633   1,223,633*

Vanguard Money Market Prime (30)                                472         472

Crown Cork & Seal Common Stock              149,868       1,403,423   1,488,192*

Vanguard:
  Balanced Index Fund                        45,468         517,728     580,624
  Explorer Fund                               9,734         470,404     486,222
  Index 500 Portfolio Fund                   67,813       3,161,493   3,906,007*
  International Growth Fund                  21,445         305,596     322,102
  Total Bond Market Fund                     14,866         145,745     150,741
                                                        ----------- -----------
Total Investments at December 31, 1995                  $12,515,232 $13,444,731
                                                        =========== ===========





* Represents more than 5% of net assets available for plan benefits at December 31, 1995.


                                                                   Schedule II


Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Item 27d - Schedule of Reportable Transactions
(Transactions or Series of Transactions) in Excess of 5% of Plan Assets
For the Year Ended December 31, 1995)
- --------------------------------------------------------------------------------

                                       Number of     Number      Aggregate           Aggregate          Cost           Net Realized
        Description                    Purchases    of Sales    Purchase Price     Selling Price      of Assets            Gain



Crown Cork & Seal Common Stock             19          47         $572,965          $203,895           $185,323          $18,572

Vanguard:
   Explorer Fund                           57          20          434,139           123,314            122,224           11,090
   Index 500 Portfolio                     81          66        1,651,861           385,686            352,091           33,595
   Fixed Income Fund                      112         133        1,988,923         1,769,049          1,769,049
